

CSM nv
Corporate Affairs

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 28
F +31 20 590 63 60
E mariette.mantel@csm.nl
I www.csm.nl

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


06015871

Subject CSM nv, (SEC File No. 82-34886)

Date July 27, 2006

SUPPL

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copy of the following document:

- Press release 27 July, 2006: CSM reaches agreement to purchase CGI Desserts (Camelot Desserts).

The foregoing document represents information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

Very truly yours,

M. Mantel-Weel

Mariëtte Mantel
CSM nv

Enclosure(s)



CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 20
F +31 20 590 62 17
E marjolein.vanderdrift@csm.nl



Press Release

CSM REACHES AGREEMENT TO PURCHASE CGI DESSERTS (CAMELOT DESSERTS)

Acquisition creates market leading position in the In-Store Channel

Diemen, the Netherlands, 27 July 2006 - CSM has reached a definitive agreement to acquire CGI Desserts, Inc. for USD 70 million cash (plus the assumption of USD 5 million debt), approximately 1 x sales. CGI is a leading innovative supplier of Thaw & Serve fully decorated cakes and upscale dessert cakes. The market size in In-store and Foodservice for this product segment is estimated to be approximately USD 1.5 billion and represents the largest and fastest growing segment in In-store bakeries with an average growth of 5-6% CAGR (Compound Annual Growth Rate). With the combination of CGI and H.C. Brill, CSM will be a market leader in the In-store channel.

CGI operates one production plant, based in Sugar Land (Houston), Texas, USA, and employs approximately 400 employees. CGI has a strong growth record of more than 10% CAGR in recent years. The existing management team will be staying with the company.

Significant growth opportunities exist for CSM and CGI in this market segment, identified as one of the strategic growth areas for CSM. Beginning in 2004, CSM Bakery Supplies North America (BSNA) went through a reorganization and consolidation phase, which was executed successfully. A key initiative was the merger of H.C. Brill, Henry & Henry and Baker & Baker into one company: H.C. Brill. Since 2004, H.C. Brill's faster growth and reduced supply chain costs have been a significant contributor to the overall improvement in growth and margins at BSNA as a whole.

CSM expects to close the transaction, which is subject to regulatory review, by 1 September 2006.

Commenting on this transaction Gerard Hoetmer, CEO of CSM, said: "The acquisition of CGI is in line with our existing strategy of making bolt-on acquisitions where returns will exceed the cost of capital. Synergy benefits will be generated through procurement and production savings, while substantial sales growth opportunities will be attained both within the in-store and foodservice channels. The combination of CGI and H.C.Brill will enhance BSNA's position within the attractive and growing Thaw & Serve fully decorated cakes and upscale dessert cakes segment. With the acquisition of CGI, BSNA will strengthen its market position and ability to generate returns for shareholders, whilst the acquisition is consistent with CSM's commitment to achieve 8-10% return on sales and a 11-13% return on capital by 2008 for Bakery Supplies."



For more information, please contact:
Press: Marjolein van der Drift,
Communications Manager, tel. +31 (0) 20 5906320 / cell phone +31 (0) 6 5352 7622
Analysts: Ian Blackford,
Investor Relations Manager, cell phone +44 (0) 7767 227506

Background information
CSM is a global producer and distributor of bakery products and food ingredients. CSM's main product groups include bakery ingredients and products, lactic acid and lactic acid derivatives, and sugar. With these activities CSM has an annual turnover of EUR 2.6 billion and a workforce of approximately 8,500. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More info: www.csm.nl

In the North American market CSM is the leading manufacturer and provider of bakery ingredients and products, including functional ingredients, mixes, fillings, glazes and icings, decorations and frozen batters, frozen cakes and dough. CSM Bakery Supplies North America is headquartered in Schaumburg, Illinois.